                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*



                     RESOURCE RECYCLING TECHNOLOGIES, INC.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  760930-10-7
                 ---------------------------------------------
                                (CUSIP Number)

                              Lawrence J. Schorr
                                200 Plaza Drive
                            Vestal, New York  13850
    -----------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                April 21, 1995
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 760930-10-7                                    PAGE 2 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lawrence J. Schorr
      S.S. No. ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          178,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          178,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      178,500
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.25%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        AMENDMENT NO. 4 to SCHEDULE 13D

     CUSIP NO. 760930-10-7                                Page 3 of 6 Pages

      ITEM 1.  SECURITY AND ISSUER

          This statement relates to the Common Stock, $1.00 par value, of Resource Recycling Technologies, Inc. The name and address of the principal executive offices of the Issuer are:

               Resource Recycling Technologies, Inc.
               300 Plaza Drive
               Vestal, New York  13850

     ITEM 2.  IDENTITY AND BACKGROUND

          (a)  Reporting Person:    Lawrence J. Schorr

          (b)  Residence Address:   3112 Sally Drive
                                    Vestal, New York  13850

          (c) Mr. Schorr is President and Chief Executive Officer of Resource Recycling Technologies, Inc. (the "Issuer"). Mr. Schorr was elected Chief Executive Officer effective May 4, 1993 and has served as President and Chief Operating Officer since October 1988. He also serves as an officer of various subsidiaries of the Issuer.

          (d) During the last five years, the above reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the above reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)  Citizenship:  United States

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          This Schedule 13D reports the vesting of incentive stock options to purchase 52,580 shares of the Issuer's Common Stock previously granted to Lawrence J. Schorr.

          On April 21, 1995, as a result of a change of control of the Issuer, incentive stock options previously granted to Lawrence J. Schorr to purchase 52,580 shares of the Issuer's Common Stock became exercisable by Mr. Schorr and his beneficial ownership of such shares is reported herein pursuant to Rule 13d-3(d)(1)(i).

                       AMENDMENT NO. 4 to SCHEDULE 13 D

     CUSIP NO. 760930-10-7                                Page 4 of 6 Pages


     As a result of the vesting of options reported herein, Mr. Schorr will hold options to purchase an aggregate of 178,500 shares of the Issuer's Common Stock, all of which are fully exercisable on April 21, 1995, at exercise prices ranging from $3.42 to $8.50 per share. The aggregate exercise price to be paid if options to purchase all 178,500 shares are exercised is $787,040. The total amount of funds to be used to make the purchase of shares upon the exercise of the options, if such options are exercised, will be obtained from personal funds of the reporting person.

     ITEM 4.  PURPOSE OF TRANSACTION

          If the reporting person named herein purchases the Issuer's Common Stock to be issued upon exercise of the options with respect to which this filing is made, such purchases will be made for investment purposes. The reporting person currently has no plans, proposals or intentions which would result in any of the actions described in clauses (a) through (j) of
     Item 4 of Schedule 13D.

     ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on April 21, 1995, Lawrence J. Schorr, by virtue Rule 13(d)(1)(i), may be deemed to own beneficially an aggregate of 178,500 shares of the Issuer's Common Stock, all of which shares are issuable upon the exercise of stock options granted to Mr. Schorr that are exercisable on such date. Assuming the exercise of all such stock options, Mr. Schorr would beneficially own 6.25% of the Issuer's Common Stock.

          (b) Lawrence J. Schorr has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of shares held by him.

          (c) On April 21, 1995, the Levene, Gouldin & Thompson Retirement Plan sold to WMI Acquisition Sub, Inc. ("WMI Acquisition") for $11.50 per share 3,718 shares of the Issuer's Common Stock held for the benefit of Lawrence
     J. Schorr. Such sale was made pursuant to a cash tender offer to purchase all shares of the Issuer's Common Stock that was commenced by WMI Acquisition on March 23, 1995. WMI Acquisition is a wholly owned subsidiary of Waste Management, Inc. ("WMI"). Mr. Schorr has not effected any other transactions in the Issuer's Common Stock during the past sixty days except as described herein.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

                          AMENDMENT NO. 4 to SCHEDULE 13D


     CUSIP NO. 760930-10-7                                Page 5 of 6 Pages


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The tender offer by WMI Acquisition pursuant to which the shares held by the Levene, Gouldin & Thompson Retirement Plan for the benefit of Mr. Schorr were sold to WMI Acquisition was made in accordance with the terms and conditions of an Agreement and Plan of Merger dated as of March 17, 1995 (the "Merger Agreement") among the Issuer, WMI and WMI Acquisition. Pursuant to the Merger Agreement, at the time of the Merger, Mr. Schorr, along with all other holders of outstanding stock options to purchase shares of the Issuer's Common Stock, will be entitled to receive a cash payment from the Issuer in an amount equal to the excess of the per share price paid to holders of the Issuer's Common Stock pursuant to the Merger ($11.50 per share) over the per share exercise price of the stock options, times the number of shares of the Issuer's Common Stock to be issued upon the exercise of such stock options, in full settlement of the stock options.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          None.

                        AMENDMENT NO. 4 to SCHEDULE 13D

     CUSIP NO. 760930-10-7                                Page 6 of 6 Pages





                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  April 24, 1995



                                          /s/ LAWRENCE J. SCHORR
                                          ------------------------------
                                          LAWRENCE J. SCHORR